
RECEIVED
AUG 26 2005
SEC MAIL PROCESSING SECTION
WASH. D.C.
199



SECURIT 05043800 ISSION

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SEC FILE NUMBER
8- 34682

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2004 (MM/DD/YY) AND ENDING 06/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PACIFIC COAST INDEPENDENT BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 MONTGOMERY #1045
(No. and Street)

SAN FRANCISCO, CA (City) (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVIES T. WU (415)398-4563
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

W. PIERCE BROWNELL
(Name — *if individual, state last, first, middle name*)

7 MT. LASSEN DR #D-254 (Address) SAN RAFAEL (City) CA (State) 94903 (Zip Code)

PROCESSED SEP 08 2005 THOMSON FINANCIAL

AUG 30 2005

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Davies T. Wu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Coast Independent Brokerage, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Davies T Wu
Signature

President
Title
8/24/05

Thomas H. Tsang 8/24/05
Notary Public



THOMAS H. TSANG
COMM. # 1511296
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXP. SEPT. 3, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Reconciliation of Company's 6/30/05 Focus Report to these financial statements.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEMBER, CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

W. PIERCE BROWNELL
Certified Public Accountant
7 Mt. Lassen Drive #D-254
San Rafael, CA 94903
(415) 491-6400 Fax (415) 491-6402

MEMBER, AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PACIFIC COAST INDEPENDENT BROKERAGE, INC.
TABLE OF CONTENTS

MEMBER, CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

W. PIERCE BROWNELL
Certified Public Accountant
7 Mt. Lassen Drive #D-254
San Rafael, CA 94903
(415) 491-6400 Fax (415) 491-6402

MEMBER, AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Pacific Coast Independent Brokerage, Inc.

INDEPENDENT AUDITOR'S REPORT

I have audited the balance sheet of Pacific Coast Independent Brokerage, Inc. (a California Corporation) as of June 30, 2005 and the related statements of net income and changes in stockholders' equity and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Coast Independent Brokerage, Inc. as of June 30, 2005 and results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

My audit has been performed for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in my opinion, is fairly

W. PIERCE BROWNELL
Certified Public Accountant

stated, in all material respects, in relation to the basic financial statements as a whole. This report is intended for information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.



San Rafael, CA
August 16, 2005

PACIFIC COAST INDEPENDENT BROKERAGE, INC
BALANCE SHEET
JUNE 30, 2005

ASSETS

Cash in bank	5,875	
Cash in money market and clearing brokerage firm	44,617	50,492
Accounts receivable:		
Commissions	7,753	
Government		
Other	20,273	
Allowance for bad debts	(9,671)	18,355
Investments		27,080
Prepaid rent and taxes		2,782
Office furniture and equipment	38,792	
(Less) Accumulated depreciation	(31,820)	6,972
Deferred tax benefit net of $144,998 valuation reserve		8,040
TOTAL ASSETS		**113,721**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES: Accounts Payable	4,792	
Equipment loan payable	1,482	6,274
STOCKHOLDERS' EQUITY		
Common stock-no par value 1,000,000 authorized; 55,000 issued and outstanding	55,000	
Preferred stock-100,000 authorized; 2,000 issued and outstanding	10,000	
Retained earnings	42,447	
TOTAL STOCKHOLDERS' EQUITY		107,447
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		**113,721**

EXHIBIT A-The accompanying notes are an integral part of thes financial statements.

PACIFIC COAST INDEPENDENT BROKERAGE, INC
STATEMENT OF LOSS AND
CHANGES IN RETAINED EARNINGS
FOR YEAR ENDED JUNE 30, 2005

REVENUES:		
Brokerage commissions	178,820	
Dividends and interest	1,414	
Change in unrealized gains on security sales	(6,663)	
TOTAL REVENUES		**173,571**
LESS EXPENSES:		
Execution and stock exch fees	42,430	
Officer's salary	2,900	
Other salaries	52,054	
Data system	8,930	
Depreciation	1,688	
Dues and subscriptions		
Employee benefits	7,659	
Insurance	3,111	
Interest		
Legal and accounting	6,176	
Entertainment and travel	7,867	
Office supplies and expense	5,267	
Payroll/property tax	3,337	
Rent	30,284	
Telephone	5,436	
NASD Assessments		
Miscellaneous		
Advertising	917	
TOTAL EXPENSES		**178,056**
('LOSS) BEFORE INCOME TAXES		(4,485)
INCOME TAXES:		
Regular	800	
Deferred	4,507	
Total income taxes		5,307
(LOSS)		**(9,792)**
ADD: Retained Earnings, July 1, 2004		52,239
RETAINED EARNINGS, JUNE 30, 2005		**42,447**

Exhibit B-The accompanying notes are an integral part of these financial statements

PACIFIC COAST INDEPENDENT BROKERAGE, INC
STATEMENT OF CASH FLOWS
FOR YEAR ENDED JUNE 30, 2005

Cash flows from Operating Activities:		
(Loss)-Per Exhibit B	(9,792)	
Adjustments to reconcile net loss to net cash provided from operating activities:		
Depreciation	1,688	
Decrease (increase) in commissions and other receivable	7,776	
Decrease (increase) in government receivable		
Decrease(increase) i n prepaid income taxes		
(Increase) decrease in prepaid expenses & deposits		
Increase (decrease) in accounts payable	(8,458)	
(Increase) decrease in deferred income taxes benefit	4,507	
(Increase) decrease in unrealized gains	6,663	
Realized losses (gains) on securities sales		
Increase (decrease) in pension plan and other payables		
Net Cash Provided from Operating Activities		**2,384**
Cash Flows from Investing Activities		
Buy and sell of Hewlett Packard stock		
(Purchase) of equipment	(2,747)	
Net Cash (Used) by Investing Activities		**(2,747)**
Cash Flows from financing activities-		
Equipment loan	2,413	
Payments on equipment loan	(931)	
Net Cash Provided from Financing Activities		**1,482**
Net increase (decrease) in cash for year ended June 30, 2005		**1,119**
Cash and Money Market Funds, July 1, 2004		49,373
Cash and money funds on June 30, 2005-Per Exhibit A		**50,492**
Amounts paid on interest for years ended June 30, 2004	0	
Amounts received on income tax refunds for year ended June 30, 2004	800	

EXHIBIT C-The accompanying notes are an integral part of these financial statements

PACIFIC COAST INDEPENDENT BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005

Note 1
Summary of Significant Accounting Policies

General
Pacific Coast Independent Brokerage, Inc. (hereafter the Company) is a broker/dealer which negotiates securities transactions on behalf of its customers. The Company effectuates all customer transactions, without holding customer funds or securities, which are held by one larger firm.

Cash and Cash Equivalents
For purposes of reporting cash balances on the statements of financial condition and cash flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

Cash on these statements includes money market funds and a $25,818 deposit held by Bear Stearns, the clearing broker, $25,000 of which is for clearing deposits.

Furniture and Equipment
Is recorded at cost. Depreciation is computed using the straight line method over five to seven years.

Commission Income
Is recorded on the trade date.

Uses of Estimates
Are necessary to properly record some financial transactions. Management has made its best effort to assure accurate amounts; however, these estimates may need to be adjusted as situations change from year to year.

Continued on next page

Note 2

Short Term Investments consists of the following securities:

	June 30 Market Value	
	2005	2004
400 sh Fannie Mae	$23,360	$28,544
100 sh Merk	3,080	4,750
12 sh Medico Health Solutions	640	450
Total Market Values-Equities	**$27,080**	**$33,744**
Total Cost of Securities shown above	$13,772	$13,772

The Company has reported realized gains and losses and changes in unrealized gains for the year ended June 30, 2005 and 2004 on the statement of net income (Exhibit B).

Note 3

Preferred Stock is classified as "Series A" and has 10,000 shares authorized of which 2,000 shares are issued and outstanding at $5 par value. This stock carries a non-cumulative dividend right of 10% of the purchase price, or $1,500 (10% X $15,000) for any year in which dividends are declared on the common stock. This amount is to be paid to the preferred shareholders before any amount is paid to the common shareholders. On liquidation, the holders of the preferred stock are entitled to the purchase price of their shares (currently $15,000) and 10% per year for each the shares are outstanding less any payments on dividends previously made.

Preferred stockholders also have the right to convert their shares to common stock on what is currently a one-to-one basis. The preferred shareholders as well as the common shareholder(s) are entitled to one vote for each common or preferred share owned.

Note 4

Related Party Transactions between Davies T. Wu, the owner of 100% of the common stock and the Company is shown on Exhibit B, statement of net income under officer's salary.

(Continued on next page)

Note 5

Lease of space of the Company's new office began on or about October 1, 1994. Current monthly rent is $2,158.13 until January 31, 2006. From February 1, 2006 to January 31, 2007 the monthly rent increases to $2,254.04 at which time the leases terminates. The lease allows termination with 90 days notice provided notice is given any time after August 1, 2005.

Note 6

Income Taxes - The primary differences between income for tax purposes and the net income reported in these financial statements is the treatment of depreciation, unrealized gains, realized losses and the deduction for state income tax. To the extent that deductions or income are reported on the financial statements or tax returns in one year and on the other in later years, timing differences are created. If the deductions or reduced income are reported on the tax returns in years before the financial statements, a deferred tax liability is created. If there is reduced income and deductions on the financial statements that will not appear on tax returns until later years there is a tax benefit.

The income tax expense on Exhibit B consists of current and deferred amounts. The current amounts consist of taxes on income and deductions that is the same for financial statements as it is for tax returns or exclusion items, those items whose differences are permanent. The deferred tax shown on Exhibit B are taxes on the timing differences above. The components of deferred taxes are shown below. A negative amount represents a tax benefit, while a positive amount is a deferred tax liability.

	COMPONENTS OF DEFERRED TAXES	
	JUNE 30	
	2005	2004
ITEM:		
State income tax		(120)
Securities' losses-to be offset with future gains, if any-net of 34,515 valuation reserve in 2005 and $27,671	(3,846)	(9,223)
Operating losses-carried forward Net of $1,106 valuation reserve	(5,700)	(4,289)
Accumulated depreciation	1,506	1,085
Total Deferred Tax Benefit- Per Exhibit A	**(8,040)**	**$12,547)**

(Continued on next page)

The deferred tax positive expense is the difference between the deferred tax benefit at the beginning and end of the year, resulting in $4,507 for the year ended June 30, 2005. Since total deferred tax benefit for the year ended June 30, 2003 was $12,821 the deferred tax expense for the year ended June 30, 2004 was $274 ($12,821-$12,547).

Securities' loss items in above tax benefit figures will result in an a eventual tax benefit only if there are gains on security transactions in later years. The tax figures shown above as they relate to securities losses have been reduced by a valuation reserve of 90%. Similarly the tax benefit as it pertains to the State net operating loss carry forward was been reduced 75% in 2004 due to the state's discontinuance of the deduction for loss carryforwards. For the year ended June 30, 2005 the deduction for net operating loss carryfowards is allowed so the benefit has been reduced by only 25%.
The total income tax expense for the years ended June 30, 2005 and 2004 is shown in the table below:

	INCOME TAX EXPENSE FOR YEARS ENDED JUNE 30,	
	2005	2004
Deferred tax expense per above	$4,507	$274
Income tax per income tax returns	800	800
Total Income Tax Expense years ended June 30, 2005 and 2004.	**$5,307**	**$1,074**

Note 7
Revenue Concentration - The Company receives virtually all of its revenues from one brokerage firm-Bear Stearns.

Note 8
Pension Plan - The Company has started a non-contributory defined contribution pension plan, allowing contributions of up to 15% of salary. No contributions have been made for years ended June 30, 2004 or 2003.

Note 9
Bad Debt - Prior to January of 1996, the Company had had a receivable from a customer as a result of a trade initiated by the customer. All efforts to collect this receivable had failed. Counsel had advised that further pursuit would more likely result in costly litigation and still may not result in any recovery. The Company had written off this receivable resulting in a charge to earnings for year ended June 30, 1996 of $16,582.

This client instigated a lawsuit against the Company during the year ended June 30, 1999, claiming, among other things, that the Company was responsible for his losses. The Company then counter-sued for their previous loss. These cases went to arbitration and resulted in the Company being exonerated from any liability for the client's losses and being awarded $14,196 of the approximately $16,000 the Company had originally sought. The award occurred in May of 1999.

When interest is added to the award of $14,196 the total receivable is $19,342. No interest has been added since the award and no collection has been received. Management believes the 50% allowance for bad debts shown on Exhibit A is reasonable. This case has just come from the Federal Court of Appeals for the ninth circuit, where the above defendant had tried to appeal the verdict. The Company has again won the case. Due to expenses involved, the 50% allowance $9,671 is still included on the balance sheet as an offset to the $19,342 receivable. Management is still attempting to collect this debt and recently has won an award of punitive damages of $75,000. Due to the complications of collection, there is no additional amount recorded in these statements.

Note 10
Accounts Payable - The $5,000 due NASD for net capital deficiencies in July and September of 2002 has all been paid by June 30, 2005. At that time the Company needed $100,000 of net capital and has been penalized for having net capital below that amount.

The Company has since had its net capital requirement reduced to $5,000.

Note 11
Equipment Loan-The Company purchased two computers in July, 2004. The payment terms consisted of a two year note, with the first of 24 monthly payments forgiven, with a payment of $115.16 per month and a $100 payment in July of 2007. No interest is due or recorded on this note.

Exhibit D

PACIFIC COAST INDEPENDENT BROKERAGE, INC
STATEMENT OF NET CAPITAL
AND EXCESS NET CAPITAL
AS OF JUNE 30, 2005

Total Stockholders' Equity		
June 30, 2005-Per Exhibit A		107,447
Add: Deferred taxes on unrealized gains included in haircuts		119
Less Unallowed Assets:		
Other receivables	10,602	
Office equipment net of accumulated depreciation	6,972	
Deposits/prepaids	2,782	
Deferred income tax benefit	8,040	
Total (Reductions)		(28,396)
Net capital before haicuts and undue concentration		79,051
Less Haircuts:		
Securities - 15% X 27,080		4,062
Net capital, June 30, 2005		**74,989**

Schedule 1

Excess Net Capital:	
Net Capital, June 30, 2005 Per Schedule 1above	74,989
Minimum amount required as of June 30, 2004	5,000
Excess Net Capital	**69,989**

Schedule 2

PACIFIC COAST INDEPENDENT BROKERAGE, INC
RECONCILIATION OF NET CAPITAL TO
COMPANY'S FOCUS REPORT
AS OF JUNE 30, 2005 AND
CHANGES IN STOCKHOLDERS'EQUITY
FOR YEAR ENDED JUNE 30, 2005

Net Capital, per Company's Focus Report for quarter ended June 30, 2005	75,942
Additional commissions receivable	559
Additional liabilities	(1,631)
Deferred tax payable adjustment	119
Net capital per Schedule 1 above	**74,989**

Schedule 3

Changes in Stockholders' Equity

Stockholders' Equity, June 30, 2004-Per Report dated August 11, 2004	117,239
Less Loss per Exhibit B	9,792
Stockholders Equity , June 30, 2005 Per Exhibit A	**107,447**

Schedule 4

MEMBER, CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

W. PIERCE BROWNELL
Certified Public Accountant
7 Mt. Lassen Drive #D-254
San Rafael, CA 94903
(415) 491-6400 Fax (415) 491-6402

MEMBER, AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Pacific Coast Independent Brokerage, Inc.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

I have audited the financial statements of Pacific Coast Independent Brokerage, Inc.(a California Corporation) for the year ended June 30, 2005 and have issued my report thereon dated August 16, 2005. As part of my audit, I made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control structure that, in our judgment, could adversely affect the Company's ability to record, process, summarize, and report financial data consistent with the assertions of management in the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Pacific Coast Independent Brokerage, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3(k). I did not review the practices and procedures followed by the Company in (i) making the quarterly securities examinations, counts, verifications and comparison, and the recordation of the differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 or Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and

the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded from loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

A material weakness is a reportable condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

My study and evaluation made for limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Pacific Coast Independent Brokerage, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not

accomplish those objectives in a material respect indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the Commission's objectives.

This report in intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



San Rafael, CA
August 16, 2005